TUPPER JONSSON  & YEADON

BARRISTERS & SOLICITORS

AN ASSOCIATION OF LAWYERS AND LAW CORPORATIONS

CARL R. JONSSON* LEE S. TUPPER* GLENN R. YEADON* PAMELA JOE DAVID A. AUSTIN DAVID J. McCUE* * denotes a Personal Law Corporation	1710 - 1177 WEST HASTINGS STREET VANCOUVER, B.C., CANADA V6E 2L3 Tel: (604) 683-9262 Fax: (604) 681-0139 E-mail: jonsson@securitieslaw.bc.ca
REPLY ATTENTION OF: Carl R. Jonsson Direct Tel: (604) 640-6357 OUR FILE: 1076-1

May 11, 2007

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC  20549-7010

U.S.A.

Dear Sirs:

Re:

Acrex Ventures Ltd. (“Company”)

Form 20-F Annual Report  for fiscal year ended December 31, 2006

File No. 000-50031

On behalf of the Company its 20-F Annual Report for the fiscal year ended December 31, 2006 is submitted herewith for filing with your office.

Yours truly,

TUPPER JONSSON & YEADON

Per:

Carl R. Jonsson

CRJ:lrh

Encl.